

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2021

Mr. Ryan Drexler
Chairman of the Board, President and Chief Executive Officer
MusclePharm Corporation
4500 Park Granada, Suite 202
Calabasas, CA 91302

Re: MusclePharm Corporation
Form 10-Q for the Quarterly Period Ending September 30, 2020
Exhibit No 10.3
Filed November 24, 2020
File No. 000-53166

Dear Mr. Drexler:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance